UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 333-137143

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Retirement Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Employee Benefits Administrative Committee and Participants of
Hanesbrands Inc. Retirement Savings Plan
Winston-Salem, North Carolina
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan (the Plan) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
We have served as the Plan’s auditor since 2019.

/s/ Forvis Mazars, LLP

Winston-Salem, North Carolina
June 20, 2024

Hanesbrands Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2023	December 31, 2022
Assets
Investments, at fair value	$641,520,629	$631,303,713
Receivables:
Company-match contribution receivable	2,542,740	2,715,828
Notes receivable from participants	7,171,777	8,380,659
Receivable from qualified retirement plan	13,628,926	—
	23,343,443	11,096,487
Total assets	664,864,072	642,400,200

Liabilities
Accrued participant reimbursement	—	(769)
Accrued expenses	(254,883)	(282,980)
Total liabilities	(254,883)	(283,749)

Net assets available for benefits	$664,609,189	$642,116,451

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended
	December 31, 2023	December 31, 2022
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment loss	$—	$(38,842,756)
Net investment income (loss)	85,790,890	(97,893,954)
Total net investment income (loss)	85,790,890	(136,736,710)
Interest income on notes receivable from participants	400,686	396,622
Contributions:
Company	9,930,064	11,835,535
Participants	23,851,886	26,351,382
Total contributions	33,781,950	38,186,917
Benefits paid to participants	(110,489,557)	(105,853,381)
Administrative expenses	(620,157)	(1,048,611)
Net increase (decrease)	8,863,812	(205,055,163)
Transfer in from qualified retirement plan	13,628,926	—
Net assets available for benefits:
Beginning of year	642,116,451	847,171,614

End of year	$664,609,189	$642,116,451

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2023 and 2022

NOTE A - DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of Hanesbrands Inc. (“Hanesbrands” or the “Company”) who are not employed in Puerto Rico and are not covered by a collective bargaining agreement that does not provide for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
On the close of business on December 31, 2023, the It’s Greek to Me, Inc. Profit Sharing/401(k) Plan and Trust ("GTM Plan") was merged into the Plan and all assets were combined with the Plan’s assets.
Effective April 1, 2022, trustee services for the Plan transferred from State Street Bank and Trust Company to Fidelity Management Trust Company. Fidelity Investments Institutional Operations Company, Inc. remained the provider of recordkeeping services for the Plan. As part of the transfer of trustee services, the Hanesbrands Inc. Master Trust for Defined Contribution Plans was terminated and the Hanesbrands Inc. Retirement Savings Plan Trust, a single plan trust, was adopted effective April 1, 2022. References to the "Trust" within this filing refer to the Hanesbrands Inc. Master Trust for Defined Contribution Plans through March 31, 2022 and the Hanesbrands Inc. Retirement Savings Plan Trust on and after April 1, 2022.
On December 29, 2022, the SECURE 2.0 Act of 2022 (“SECURE 2.0”) became law. SECURE 2.0 makes various changes applicable to tax qualified retirement plans. Plan management is evaluating the impact of SECURE 2.0 and awaiting additional regulatory guidance from the IRS and the Department of Labor. The Plan will be amended to reflect any changes made in response to SECURE 2.0 prior to the deadline set by law or applicable regulations.
Contributions
Eligible employees can contribute between 1% and 50% of their eligible compensation, as defined in the Plan document. All eligible employees who have completed at least 30 days of service are deemed to have elected to have 4% of their pre-tax compensation deferred into the Plan, unless they make an affirmative election to change or cease deferrals. Effective January 1, 2023, there is no 30 day service requirement to contribute to the Plan. The deferral contribution percentage of participants who are automatically enrolled is increased by 1% each year thereafter, up to a maximum of 6% of eligible pre-tax compensation; except that the deferral percentage of such an employee who is hired on or after July 1 will not increase until the second plan year following the employee’s date of hire. Catch-up contributions are also permitted. Contributions and catch-up contributions are subject to certain limitations under the Internal Revenue Code (“IRC”).
For participants who are contributing to the Plan, the Company will make matching contributions, on a quarterly basis, equal to 100% of the portion of a participant’s contributions that does not exceed 4% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. Effective January 1, 2023, the Company may make additional discretionary matching contributions of 0-2%, on a quarterly basis, if a participant’s contributions are equal to or exceed 6% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the years ended December 31, 2023 and 2022, the total matching contribution by the Company was $12,082,602 and $13,345,865, respectively.
For eligible union participants, the Company will make a quarterly union replacement contribution equal to 6% of eligible compensation. For eligible contributing and non-contributing salaried employees, the Company may make a discretionary annual Company contribution not to exceed 4% of eligible compensation. For eligible contributing and non-contributing hourly, non-union employees or union participant employees, the Company may make a discretionary annual Company contribution not to exceed 2% of eligible compensation. To be eligible for a discretionary annual Company contribution, a participant must have attained age 21 and be employed on the last day of the Plan year. There were no discretionary Company contributions for the years ended December 31, 2023 and 2022.
For the years ended December 31, 2023 and 2022, $2,152,538 and $1,510,330 of forfeitures, respectively, were used to offset Company contributions, which includes $342,857 and $344,501 of forfeited balances outstanding as of December 31, 2023 and 2022, respectively, that were used to offset the Company's contribution receivable to the Plan for the fourth quarter of the respective years that were paid in the first quarter of the following year.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2023 and 2022
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses, benefit payments and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.
Vesting
Participants’ contributions are 100% vested at all times. Company contributions vest based on years of service with a two-year cliff vesting schedule for quarterly matching contributions and a five-year graded vesting schedule for discretionary annual Company contributions and quarterly union replacement contributions. Discretionary annual Company contributions, quarterly union replacement contributions and matching contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service. Certain employer contributions made to participants in the GTM Plan prior to its merger into the Plan will vest in accordance with the terms set forth in the former GTM Plan.
Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments and may change their investment elections at any time. Effective February 8, 2024, Fiduciary Counselors was appointed as the named fiduciary and investment manager of the HBI Stock Fund, which is the investment option available under the Plan that holds shares of Hanesbrands common stock.
Forfeitures
If a participant terminates employment for reasons other than death, disability or normal retirement age before amounts received as Company contributions are fully vested, the unvested amounts shall be forfeited. Forfeited balances shall first be allocated to participants who are re-employed and are entitled to reinstatement of portions of their Company contributions that were forfeited previously and then the remainder, if any, may be used to reduce future Company contributions or pay administrative expenses of the Plan.
All unallocated forfeited balances as of December 31, 2023 and 2022 were allocated as described above under Contributions.
Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment or partial distribution in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund).
Participants may withdraw all or a portion of their vested account balances (other than amounts received as discretionary annual Company contributions), provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions (other than Roth contributions) at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their accounts, subject to certain limitations defined in the Plan document.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her vested Plan accounts. The participant must sign a promissory note for the loan. The loan period cannot exceed five years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed ten years. The loan will bear interest at the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 3.25% to 8.50% at December 31, 2023 and 3.25% to 7.25% at December 31, 2022. Principal and interest is paid through payroll deductions.
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Valuation of Investments
As discussed in Note A, as part of the transfer of trustee services, the Hanesbrands Inc. Master Trust for Defined Contribution Plans was terminated, and the Hanesbrands Inc. Retirement Savings Plan Trust, a single plan trust, was adopted effective April 1, 2022. Through March 31 2022, the Plan’s sole investment was an interest in the Hanesbrands Inc. Master Trust for Defined Contribution Plans. The Plan’s interest in the Hanesbrands Inc. Master Trust for Defined Contribution Plans was based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors.
Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The Trust’s investments consist of investments in a money market, registered investment companies, Hanesbrands common stock and collective trusts. Investments in the money market, registered investment companies and Hanesbrands common stock are valued using quoted market prices. All collective trusts are valued at net assets value ("NAV") of participant units owned by the Trust based on the NAV of the underlying investments in each collective trust.
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.
Benefit Payments
Benefit payments are recorded when paid.
Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan, except for certain recordkeeping fees of which, at the discretion of the Company, the Company pays a percentage. Investment related expenses are included in net investment income (loss).
Recent Accounting Pronouncements
There were no recent accounting pronouncements that were applicable to the Plan.

NOTE C - PLAN INTEREST IN THE TRUST AND INVESTMENTS AT FAIR VALUE
As discussed in Note A, as part of the transfer of trustee services, the Hanesbrands Inc. Master Trust for Defined Contribution Plans was terminated and the Hanesbrands Inc. Retirement Savings Plan Trust, a single plan trust, was adopted effective April 1, 2022. The Plan’s interest in the Hanesbrands Inc. Master Trust for Defined Contribution Plans was 100% prior to the termination. The Plan’s interest in the net assets of the Trust is included in the accompanying Statements of Net Assets Available for Benefits.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2023 and 2022
A summary of the net assets of the Trust is as follows:

	December 31, 2023	December 31, 2022
Investments at fair value:
Hanesbrands common stock	$9,429,301	$13,800,799
Investment in collective trusts	592,624,793	532,846,880
Investment in registered investment companies	39,238,219	84,311,680
Money market fund	288,857	414,055
Total investment assets at fair value	641,581,170	631,373,414
Non-interest bearing cash	1,056,261	—
Net payables	(1,116,802)	(69,701)

Investments, at fair value	$641,520,629	$631,303,713
The net investment income (loss) from the Trust for the years ended December 31, 2023 and 2022 is as follows:

	2023	2022
Net investment income (loss) from the Hanesbrands Inc. Master Trust for Defined Contribution:
Interest and dividend income	$—	$1,208,227
Net depreciation in fair value of investments	—	(40,050,983)

Net investment loss	—	(38,842,756)
Net investment income (loss) from the Hanesbrands Inc. Retirement Savings Plan Trust:
Interest and dividend income	4,567,061	4,674,520
Net appreciation (depreciation) in fair value of investments	81,223,829	(102,568,474)
Net investment income (loss)	85,790,890	(97,893,954)

Total net investment income (loss)	$85,790,890	$(136,736,710)

NOTE D - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.

NOTE E - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Trust utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:
•Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
•Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.
•Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.
The Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December 31, 2023 and 2022, the Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of Hanesbrands common stock, collective trusts, registered investment companies and a money market. The fair values of the Hanesbrands common stock, the registered investment companies and the money market are determined based on quoted prices in public markets and are categorized as Level 1. The fair value of the investments within the collective trusts are valued utilizing the NAV per share as the practical expedient and are not required to be classified within the fair value hierarchy. Participant transactions in the collective trusts (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the collective trusts, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner. There were no changes during the years ended December 31, 2023 and 2022 to the valuation techniques used to measure asset fair values on a recurring basis.
The following table sets forth by level within the fair value hierarchy the Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2023 and 2022, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Investment Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$9,429,301	$—	$—	$9,429,301
Registered investment companies	39,238,219	—	—	39,238,219
Money market fund	288,857	—	—	288,857
Collective trusts (1)	—	—	—	592,624,793

Total investment assets at fair value	$48,956,377	$—	$—	$641,581,170

	Investment Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$13,800,799	$—	$—	$13,800,799
Registered investment companies	84,311,680	—	—	84,311,680
Money market fund	414,055	—	—	414,055
Collective trusts (1)	—	—	—	532,846,880

Total investment assets at fair value	$98,526,534	$—	$—	$631,373,414

(1)Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the investments valued at fair value within Note C and ultimately to the amounts presented in the Statements of Net Assets Available for Benefits.

NOTE F - TAX STATUS
By letter dated December 12, 2017, the IRS determined that the Plan and the Trust met the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Plan has been subsequently amended since the determination, but the Plan's management believes the Plan remains in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any period in progress.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS
Approximately 1.5% and 2.2% of the Trust’s assets as of December 31, 2023 and 2022, respectively, were invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2023 and 2022, the Plan held 2,114,193 and 2,169,937 shares, respectively, of Hanesbrands common stock that had a fair value of $9,429,301 and $13,800,799, respectively. The Plan recorded no dividend income during the year ended December 31, 2023 and the Plan

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2023 and 2022
recorded dividend income of $1,234,812 during the year ended December 31, 2022, on investments in Hanesbrands common stock.
As described in Note A, Fidelity Management Trust Company is the trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the recordkeeper to maintain the individual accounts of each Plan participant. As detailed on Schedule H, Line 4i - Schedule of Assets (Held At End of Year), certain Plan investments include shares of a money market fund and registered investment companies that are managed by affiliates of Fidelity.
As detailed on Schedule H, Line 4i - Schedule of Assets (Held At End of Year) included in these financial statements, certain assets of the Plan consist of notes receivable from participants pursuant to Plan loans. Transactions involving these assets are considered to be party-in-interest transactions.

Hanesbrands Inc. Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2023

Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three digit plan number: 401

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Hanesbrands Inc.	Hanesbrands Inc. Common Stock	$9,429,301

		Collective trusts:
	Vanguard	Target Retirement Income Fund	32,342,971
	Vanguard	Vanguard Retirement 2020 Fund	35,292,259
	Vanguard	Vanguard Retirement 2025 Fund	75,946,101
	Vanguard	Vanguard Retirement 2030 Fund	94,188,460
	Vanguard	Vanguard Retirement 2035 Fund	93,991,846
	Vanguard	Vanguard Retirement 2040 Fund	49,632,736
	Vanguard	Vanguard Retirement 2045 Fund	33,711,416
	Vanguard	Vanguard Retirement 2050 Fund	23,964,772
	Vanguard	Vanguard Retirement 2055 Fund	18,004,277
	Vanguard	Vanguard Retirement 2060 Fund	8,656,913
	Vanguard	Vanguard Retirement 2065 Fund	2,689,146
	Spartan	Spartan 500 Index Pool - Class C	66,435,535
	Invesco Trust Company	Invesco Stable Value Trust	50,323,886
	Riverbridge	Riverbridge Smid Cap Growth	7,444,475

			$592,624,793
		Registered investment companies:
	Copeland Funds	Copeland SMID Cap Dividend Growth Fund Class I Shares	$9,925,967
	Ariel Investments	Ariel Fund Institutional Class	7,444,475
	American Funds	American Funds Europacific GR International Equity Fund	5,429,584
	Dodge and Cox	Dodge & Cox International Stock Fund	5,429,584
	Dodge and Cox	Dodge & Cox Income Fund	4,319,216
	Natixis Core	Natixis Core US Bond Fund	4,319,216
*	Fidelity	Fidelity Strategic Real Return	2,351,122
*	Fidelity	Fidelity US Bond Index Fund	19,055

			$39,238,219
		Money market funds:
*	Fidelity	Fidelity Investments Money Market Government Portfolio	$288,857

		Participant loans:
*	Participants	Average maturity date of 2.27 years, bearing interest at 3.25% to 8.50%, collateralized by participants’ account balances	$7,171,777

		Total	$648,752,947

* Denotes party-in-interest transaction
(d) Cost is omitted in accordance with Department of Labor 29 CFR 2520.103-10, as investments are participant directed

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 20, 2024	HANESBRANDS INC. RETIREMENT SAVINGS PLAN

		By:	/s/ Rachel Fleming
Rachel Fleming
Authorized Member of the Hanesbrands Inc.
Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Forvis Mazars, LLP